May 23, 2023

Via Edgar Transmission Ms. Jennifer López Molina Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services Washington, D.C. 20549

Re:	Intelligent Group Ltd (the “Company”) Amendment No. 6 to Draft Registration Statement on Form F-1 Submitted April 14, 2023 CIK No. 0001916416

Dear Ms. Molina:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated May 4, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 6 to Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 6 to Draft Registration Statement on Form F-1 submitted April 14, 2023

General

1.	We note your disclosure on the prospectus cover page indicating that the Selling Shareholder “is offering an additional 1,250,000 Ordinary Shares of IGL” and that “[t]his offering is being conducted on a firm commitment basis.” Please revise to clarify whether the resale shares are part of the firm commitment offering. To the extent the Selling Shareholder is conducting a separate offering, please revise to clarify whether such offering will be concurrent with the initial public offering and at the IPO price, or if such offering will occur following the completion of the initial public offering and at prevailing market prices. To the extent that you contemplate the latter scenario, consider including separate prospectuses in this registration statement for each of the primary and resale offerings. In this regard, include an explanatory note so that investors receiving the IPO prospectus understand that the Selling Shareholder is conducting an offering pursuant to a separate prospectus that also forms a part of this registration statement. On the resale prospectus cover page, also include a placeholder for the date of effectiveness of this registration statement, the initial public offering price of your ordinary shares, and the most recent trading price of your ordinary shares on Nasdaq. Also confirm that you will include such information in the Rule 424(b) prospectus filed in connection with the resale offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Response: We respectfully advise the Staff that we have updated the disclosure on the Cover Page to disclose that the offering, which includes both 3,400,000 Ordinary Shares of IGL and 1,600,000 Ordinary Shares of the Selling Shareholder, is being conducted on a firm commitment basis.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com